













31 July 2025

HALEON

2025 Half year results

Six months ended 30 June 2025 (unaudited)

Strong organic operating profit growth underpins FY profit guidance upgrade

Adjusted results[2]			Reported results		
Six months ended 30 June	**2025**	**vs 2024**		**2025**	**vs 2024**
Organic revenue growth		**3.2%**	**Revenue**	**£5,480m**	**(3.8)%**
North America		(0.4)%[3]			
EMEA and LatAm		5.2%[3]			
APAC		5.0%[3]			
Adjusted operating profit	**£1,243m**	**9.9%[3]**	**Operating profit**	**£1,203m**	**4.5%**
Adjusted operating profit margin	**22.7%**	**140 bps[3]**	**Operating profit margin**	**22.0%**	**180bps**
Adjusted diluted earnings per share	9.2p	2.2%	Diluted earnings per share	8.9p	12.7%
Free cash flow	£734m	£(97)m	Net cash flow from operating activities	£1,027m	£185m
Net debt/Adjusted EBITDA	2.8x				

Good growth in EMEA & LatAm and Asia-Pacific; continued outperformance in Oral Health

- Organic revenue growth[2] across EMEA & LatAm (+5.2%) and Asia-Pacific (+5.0%) partially offsetting a (0.4)% decline in North America, reflecting a weak US consumer and retail environment
- H1 organic revenue growth +3.2% with +2.4% price and +0.8% volume/mix
- Continued outperformance in Oral Health delivering organic revenue growth of +7.6%
- Q2 organic revenue growth +3.0%, with +2.5% price and +0.5% volume/mix
- 58% of business gained or maintained market share[4] demonstrating resilience of brand portfolio

High-single digit organic operating profit growth from productivity initiatives

- +5.7% organic gross profit[2] growth and 160bps organic gross profit margin expansion driven by productivity
- Organic operating profit[2] increased +9.9%, with margin up 140bps with continued healthy brand investment in A&P and R&D;
- Adjusted operating profit margin 22.7%, in line with prior year
- Adjusted diluted EPS 9.2p, up 2.2%

Strong cash flow and disciplined capital allocation driving shareholder returns

- H1 free cash flow of £734m, up £184m year on year (excluding divestment proceeds[5] from *ChapStick* in May 2024), due to progress on working capital initiatives
- During H1 2025, Haleon purchased 95.2m ordinary shares for c.£370m, as part of the £500m allocated to share buybacks
- Completed acquisition of remaining 12% equity interest in China OTC JV for £174m delivering strategic and operational flexibility across our China business
- A 10% increase in interim dividend declared to 2.2p per share

Updating FY 25 guidance

- Organic revenue growth expected to be around 3.5%
- Positive operating leverage to deliver high single digit organic operating profit growth

Brian McNamara, Chief Executive Officer, said:

"We delivered a good performance across EMEA & LatAm and Asia Pacific, partly offset by a weaker environment in North America. Oral Health grew strongly, driven by new innovations.

I am pleased with the significant progress we are already making with our productivity programme to simplify our supply chain and drive gross profit margin. This contributed to our strong organic operating profit growth while investing in A&P and R&D. As a result, we are upgrading our guidance to high-single digit organic operating profit growth for the year.

We expect an improving trend for organic revenue growth in the second half, with innovations supporting a positive performance in EMEA & LatAm and Asia Pacific. The consumer environment in North America is likely to remain subdued.

We remain encouraged by the opportunities for growth across the business and confident in delivering our medium-term guidance."

Footnotes can be found on page 2



2025 outlook

For FY 2025 the Group now expects:
- Organic revenue growth to be around 3.5%
- High-single digit organic operating profit growth
- Net M&A[6] expected to impact 2025 revenue and adjusted operating profit growth by c.(2.0)% and c.(5.5)% respectively
- Net interest c.£270m; Adj. effective tax rate c.24%; Non-controlling interest charge c.£15m

Foreign exchange

The Group expects a foreign exchange translation headwind of c.(4.0)% and c.(6.5)% to negatively impact net revenue and adjusted operating profit respectively. This is based on current Bloomberg forward consensus rates averaged over 2025[7].

Medium term guidance from 2026

From 2026, Haleon's medium-term guidance is as follows:
- 4-6% annual organic revenue growth
- High-single digit adjusted operating profit growth at constant currency

Adjusted operating profit growth is expected to be supported by c. 50 to 80 basis points (on average) per annum of adjusted gross profit margin expansion (at constant currency). This is expected to drive financial flexibility through the P&L to enable continued healthy investment in A&P and R&D. Together with continued optimisation of tax and interest, this should support strong adjusted EPS growth.

We believe optimal leverage for Haleon is around 2.5x net debt/adjusted EBITDA. We believe that this is the right level to enable the business to appropriately balance our capital allocation priorities of continued investment for growth, optionality for M&A, providing attractive shareholder returns and sustaining a strong investment grade credit balance sheet.

Dividend

Consistent with our policy to pay approximately one third of the prior year full year dividend as the interim dividend the Board has declared a H1 2025 interim dividend of 2.2 pence per ordinary share, up 10% on the interim dividend in 2024. This interim dividend is expected to be paid on 18 September 2025 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 15 August 2025 (the record date). The ex-dividend date is expected to be 14 August 2025 for ordinary shareholders and 15 August 2025 for holders of ADS. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline for the DRIP is 1 September 2025. The DRIP is provided by Equiniti Financial Services Limited, more information is available at www.shareview.co.uk/info/drip.

Subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.

Notes and forward looking statements

1. The commentary in this announcement contains forward-looking statements and should be read in conjunction with the cautionary note on page 31
2. Organic revenue growth, organic operating profit growth, organic gross profit growth, organic gross profit margin, adjusted operating profit, adjusted operating profit margin, adjusted gross profit, adjusted gross profit margin, adjusted diluted earnings per share, free cash flow, adjusted profit attributable to shareholders and Adjusted EBITDA are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 31 to 38.
3. On an organic basis, at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites
4. Market share statements throughout this report are estimates based on the Group's analysis of third party market data of revenue for YTD May 2025 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon's total revenue).
5. Includes net proceeds from the divestment of *ChapStick* in May 2024 which includes £331m in gross proceeds with £(50)m in associated tax payments


6. Net M&A includes the disposal of ChapStick and the Nicotine Replacement Therapy business outside the US, and the impact of MSAs
7. As of 30 June 2025

Presentation for analysts and shareholders

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer, will be available shortly after 7:00am BST (8:00 am CEST) on 31 July 2025 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9:30am BST (10:30am CEST).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK: +44 (0) 808 189 0158
US: +1 855 979 6654
All other: +44 (0) 203 936 2999
Passcode: 656863

An archived webcast of the presentation will be available later on in the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

Q3 2025 Trading Statement   30 October 2025
FY 2025 Results   25 February 2026

Enquiries
Investors   **Media**
Jo Russell   +44 7787 392441   Zoë Bird   +44 7736 746167
Rakesh Patel   +44 7552 484646   Victoria Durman   +44 7894 505730
Email: investor-relations@haleon.com   Email: corporate.media@haleon.com

About Haleon plc
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as *Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu* and *Voltaren* - are built on trusted science, innovation and deep human understanding. For more information please visit www.haleon.com



Strategy update

We are guided by our purpose to deliver better everyday health with humanity. At our Capital Markets Day on 1 May 2025, we outlined our Win as One strategy. This centres around the next chapter of our growth and transformation to an agile, world class consumer health company.

Our Win as One strategy will enable us to unlock significant potential across the Company through three key areas: growth, productivity and culture.

It will support our ambitions to reach 1 billion more consumers by 2030 and deliver industry-leading shareholder returns.

Growth

Leveraging our global footprint, scaling our innovations and capitalising on the strength and breadth of our superior brands, will enable us to deliver health in more hands. We are focused on three key opportunities:

1. *Closing the incidence versus treatment gap*
By increasing penetration in under-served segments, we aim to drive share gains and category growth. Progress in the first half included:
- Within teeth sensitivity, only one third of the population who suffer from sensitive teeth treat it. To help address this, we have expanded our new clinical platform for *Sensodyne* which is designed to deliver clinically proven and expert recommended solutions for consumers. This now includes *Sensodyne Clinical White, Sensodyne Clinical Repair* and *Sensodyne Pronamel Clinical Enamel Strength*. Momentum behind *Sensodyne Clinical White*, which is scientifically proven to whiten teeth by two shades without worsening or causing sensitivity continued and is now in 17 markets including the US and the UK. This innovation has received strong consumer uptake, attracting a younger audience to the brand with strong repeat purchase rates. We expect the clinical innovations to be available in 26 markets by the end of the year.

2. *Innovation-led premiumisation*
Through innovation-led premiumisation, we look to provide meaningful benefits and better health outcomes for consumers across our products. Progress in the first half included:
- Continued roll out of *Otrivin Nasal Mist* to new markets driving incremental penetration with 50% of users being non-spray users in Sweden and the UK. Currently in eight markets, we expect to reach 18 markets by end of 2025 including US and Italy. This will result in Haleon covering nearly 50% of the global nasal spray market (up from 10% in 2024). Using our dispensing technology, we launched *Otrivin Child Nasal Mist* which overcomes treatment challenges of nasal spray use in children and the impact from unresolved nasal congestion which will help support better health outcomes for children. *Voltaren 24-hour Pain Relief* patch continued to expand into a number of new markets including Portugal, Austria and UK and has quickly secured the number one position in the patch segment in Spain, Romania and Slovakia. This supported improving consumption during H1 for *Voltaren* helped by these new formats and systemic, *Voltadexibu* in Germany and Italy.


3. Expanding our reach with lower income consumers

Our global presence means we are uniquely positioned to deliver on the needs of lower income consumers, however we are currently significantly underpenetrated with this population. Our market share is less than half that of higher income consumers. Progress in the first half included:

- We are expanding the reach of our current portfolio and innovating for lower income consumer needs
- We have expanded distribution in rural India, more than doubling our direct coverage in H1 2025 since 2024 to reach a further c. 10,000 small towns. This has enabled our Rs 20 Sensodyne pack to expand its reach helping to drive double digit growth for Sensodyne in India during the half. We expect to further expand this offering to other markets.
- In the Philippines, we accessed lower income families through *Centrum Kids*, with a focus on children's wellbeing. This is now a top five product in the kids multivitamin category within a year of launch cementing our position as the leader in the multivitamin category.

Productivity

As we build Haleon as a global consumer health leader, we are developing a more efficient and agile supply chain. Initiatives are expected to realise £800 million in gross supply chain savings over the next five years and contribute to 50 to 80 basis points of adjusted gross profit margin improvement at constant currency per annum. Haleon's supply chain strategy is focused on four key pillars: **1) Immediate Accelerators**, which will have a near-term impact **2) Operational Excellence**, which will drive improvement across daily operations **3) Build for Tomorrow**, focused on the mid to longer term horizon, with impact starting to be felt from 2027 and **4) Full Potential People,** ensuring we have the right capabilities for our people to drive performance and develop meaningful careers across the organisation.

During the first half, we progressed a number of initiatives:

Immediate accelerators

This includes reducing the number of packaging variations, formulations and SKUs, which in turn better leverages scale in procurement and drives significant cost savings.

- We are on track to reduce the number of our SKUs and formulations by 30% and 25-30%, respectively. To date, we have reduced SKUs across the Company by c. 16% and formulations by c. 5% since the beginning of 2024
- The transfer of Oral Health production from Maidenhead, UK to Levice, Slovakia is being executed at pace, with the Levice site increasing volume production by 25% during H1 2025
- We have driven significant cost improvement on logistics costs. This was achieved through a combination of redefining the modes of shipment, increase in container utilisation, optimisation of port charges, and commercial leverage on a global scale

Operational excellence

This pillar of the supply chain strategy looks to reinforce a culture of quality and performance. This includes optimisation of our manufacturing capabilities. Recent progress includes:

- In the last six months we have moved paracetamol formulations to 'direct compression', eliminating high energy and wet granulation unit operation. This will allow a move towards continuous manufacturing for our tablet production.
- Production performance measured through overall equipment effectiveness (OEE) improved by 12 points globally in 2024. We are on track to improve this by a further 10 points in 2025.


Culture

In support of our Win as One strategy, we are cultivating a culture that's difficult to replicate and which will help us deliver against our strategy – at pace – as well as our financial commitments. One that is underpinned by our purpose to deliver better everyday health with humanity. We are transforming Haleon into a world-class consumer company, with an agile, performance-focused culture.

- During the half, we made good progress with continued engagement across our employee base. In our latest Pulse Survey, we saw an 84% engagement score, representing an improvement compared to December 2024.

Business review - Delivering strong profit growth

At our Capital Markets Day (CMD), we outlined our Value Creation Framework focused on operating leverage, strong cash flow generation and disciplined capital allocation. Taken together this should deliver strong adjusted EPS growth and industry leading shareholder returns.

Operating leverage

Against a more challenging US consumer backdrop, our diversified portfolio delivered 3.2% organic revenue growth during the first six months of 2025. The Group's emerging markets, which accounted for approximately 36% of revenues, delivered organic revenue growth of 6.4%, including high-single digit performance in India. Developed markets, which account for 64% of H1 2025 revenue, delivered 1.4% organic revenue growth.

During the half, organic gross profit increased 5.7% with 160bps of organic gross profit margin expansion, significantly ahead of our target of 50-80bps in adjusted gross profit margin improvement per year. Key drivers of this margin expansion included pricing to offset inflation and benefits from the supply chain productivity programme we announced at the CMD.

The increase in adjusted gross profit provided flexibility for continued investment in advertising and promotional spend (A&P) and R&D. During the half, A&P spend was up 6.8% at constant currency to 20.8% of sales as we continued to invest in our brands and new product launches whilst at the same time focused on maximising the effectiveness of our spend. This increased spend also underpinned our market share performance, with 58% of the business gained or maintained share.

Adjusted R&D spend was up 9.1% organically driven by increased investment across key innovation areas and superior evidence generation.

General & Administration costs improved by £41m in the half, driven by lower TSAs and efficiencies from our previous productivity programme announced in 2023.

Altogether, this resulted in organic operating profit growth of 9.9% with 140bps of margin expansion.

Strong cash flow generation

Haleon is a highly cash generative business and we delivered £734m of free cash flow (FCF) during H1 2025. This was up £184m compared to H1 2024 before the one-time net proceeds from the divestment of *ChapStick* which included £331m gross proceeds and £(50)m in associated tax payments.


Free cash flow benefitted from an improvement in working capital, particularly across inventory due to more efficient freight and improved operational efficiency across our manufacturing sites, combined with £106m lower restructuring costs. In addition, FCF benefited from £66m in lower cash interest and dividend payments to our China JV partner. Capital expenditure was £129m with spend devoted to systems, processes and automation to drive sustainable growth.

Disciplined capital allocation

Haleon has a track record of disciplined capital allocation. Our priorities are focused on investing for growth, bolt on M&A and returning excess cash to shareholders. This is underpinned by our commitment to a strong investment grade balance sheet and a target leverage of around 2.5 times net debt to EBITDA.

The strong free cash flow during H1 2025, along with foreign exchange movements on US dollar denominated debt, supported net debt reduction of £187m in the half with net debt/adjusted EBITDA unchanged (compared to December 2024) at 2.8x. The main uses of cash included:
- c. £370m in share buybacks as part of the £500m allocated to share buybacks in 2025.
- £415m dividend payment and
- £174m to acquire the remaining 12% stake in the China OTC JV to provide Haleon full ownership of this strategic asset.

Today, we are launching the second tranche of our on-market share buyback programme which will include the remaining £130m of the £500m share buyback allocation for 2025.

Additional commentary on financial items (unaudited)

Income statement summary

Six months ended 30 June	2025 £m	2024 £m	% change	% Organic
Total revenue	**5,480**	**5,694**	**(3.8)**	**3.2**
Adjusted gross profit[1]	3,561	3,630	(1.9)	5.7
Adjusted operating profit[1]	1,243	1,293	(3.9)	9.9
Adjusted profit before tax[1]	1,114	1,131	(1.5)	
Adjusted profit after tax attributable to shareholders of the Group[1]	835	826	1.1	
Diluted earnings per share[2]				
Reported (p)	8.9	7.9	12.7	
Adjusted[1] (p)	9.2	9.0	2.2	

1. Definitions and calculations of non-IFRS measures can be found on pages 31 to 38
2. Diluted earnings per share for the period ended 30 June 2025 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.

Earnings per share

Adjusted diluted earnings per share increased 2.2% to 9.2p (H1 2024:9.0p) reflecting lower adjusted operating profit, more than offset by lower net finance costs and non-controlling interest, and a 1.5% reduction in diluted weighted average share count following the buyback of shares in 2024 and H1 2025.


Net finance costs

Net finance costs were £129m (H1 2024: £162m). This reflected finance costs of £176m (H1 2024: £193m) and finance income of £47m (H1 2024: £31m). Finance income largely related to interest income from the €750m and £300m fixed notes raised in September 2024, which was used to repay the $1,750m bond which matured in March 2025.

Tax charge

The tax charge on an adjusted basis was £272m (H1 2024: £277m) and the effective tax rate on an adjusted results basis was 24.4% (H1 2024: 24.5%).

The statutory tax charge of £262m (H1 2024: £242m) represented an effective tax rate on IFRS results of 24.4% (H1 2024: 24.3%).

Net debt

At 30 June 2025, the Group's net debt was £7,720m. In March 2025, we re-paid, from cash, our $1,750m bond with the next major maturity being €850m in March 2026.

Net debt is calculated as follows:

	As at 30 June 2025	As at 31 December 2024
	£m	£m
Cash and cash equivalents	676	2,250
Short-term borrowings	(813)	(1,487)
Long-term borrowings	(7,666)	(8,640)
Derivative financial assets	149	130
Derivative financial liabilities	(66)	(160)
Net Debt	**(7,720)**	**(7,907)**

As of 30 June 2025, the Group's senior unsecured long-term credit rating was BBB+ from S&P's Global Ratings and A3 from Moody's.


Category review

Revenue by product category for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)			
	2025	**2024**	**Organic**[1]	**FX impact**	**Net M&A impact**	**Reported**
Oral Health	1,728	1,683	7.6%	(4.9)%	–	2.7%
VMS	833	857	0.9%	(3.7)%	–	(2.8)%
Pain Relief	1,286	1,303	2.5%	(3.8)%	–	(1.3)%
Respiratory Health	893	1,044	(0.5)%	(3.0)%	(11.0)%	(14.5)%
Digestive Health	491	520	(0.3)%	(4.8)%	(0.5)%	(5.6)%
Therapeutic Skin Heath and Other	249	287	6.1%	(4.9)%	(14.4)%	(13.2)%
Group revenue	**5,480**	**5,694**	**3.2%**	**(4.1)%**	**(2.9)%**	**(3.8)%**

1. Definitions and calculations of non-IFRS measures can be found on pages 31 to 38

All commentary below refers to organic revenue growth unless otherwise stated.

Oral Health (32% of H1 2025 revenue)

In Oral Health organic revenue increased +7.6% (reported: +2.7%). During the half, we continued to see market share gains supported by innovations and geographic expansion, combined with strong in-market execution.

Sensodyne organic revenue grew high-single digit, with double-digit growth in the second quarter driven by strong performance from a number of innovations including the Clinical platform and *Sensodyne Pronamel for Kids* and *Sensodyne Pronamel Junior* designed with dentists to help protect children's teeth from acid wear.

We also built momentum across our gum health portfolio with the launch *of parodontax Gum Strengthen & Protect with hyaluronic acid*. This multi-format range across both toothpaste and mouthwash has expanded the brand into the key untapped gum need-state of protective gum care. This has been launched in 16 markets in EMEA with good in-store execution and activation. Across the UK and Italy, this has helped drive market share and penetration records for *parodontax* underpinned by strong consumer feedback. In addition, our launch in China continues to progress well. Altogether, this drove double-digit organic growth in the half for the brand.

Denture Care grew mid-single digit underpinned by the roll out of *Poligrip Ultimate 'All in One'* across Southern Europe, Central Eastern Europe and US. This features our 'Ultimate Biting Power Technology', with new clinical studies noting improved comfortability with 12-hour hold. In the US, *Ultimate 'All in One'* is the number one innovation within the Denture Care category with positive consumer feedback.

VMS (15% of H1 2025 revenue)

VMS organic revenue grew +0.9% (reported: (2.8)%). Growth was impacted by weakness in North America, with *Centrum* down double digit in H1 2025 reflecting weak market conditions for the multivitamin category and increased promotions by competitors. Growth was also held back by a tough comparative in Q1 2025 from the publication of positive cognitive function claims on *Centrum Silver* which led to a strong double-digit increase in the prior year.


Outside of North America, *Centrum* grew mid-single digit with growth supported by innovations including *Centrum Daily Kits,* designed for Asian consumers tailored by age, gender and lifestyle. In the second half and in 2026, we expect growth to accelerate in the US and be supported by activation of our partnership with US Soccer combined with sponsorship of the World Cup and improved innovations to target younger consumers.

Caltrate grew mid-single digit, driven by education and the successful "Bone Up China" programme, centred around the treatment and prevention of osteoporosis.

Pain Relief (23% of H1 2025 revenue)

In Pain Relief, organic revenue grew +2.5% (reported: (1.3)%). Organic growth was driven by mid-single digit growth in *Panadol* supported by the launch of *Panadol Dual Action,* a paracetamol and ibuprofen combination product which leverages the technology in *Advil*, now launched in nine markets.

Using our global capabilities and scale, world-class science, and consumer insights, we have been able to use the technology behind *Panadol* – one of the world's most trusted pain relief brands – to launch *Sonridor* and bring affordable pain relief to lower income consumers in Brazil.

Voltaren was up low-single digit with growth in China and Middle East & Africa, partly offset by a decline in Germany and Central & Eastern Europe. We continued to drive our innovation agenda through the roll-out of our medicated patches, which is driving share gains in Italy and Spain.

Advil grew mid-single digit helped by the launch of *Advil PM LiquiGel Minis* in the US which we expect to gather momentum in the second half with the launch of a 20-count packet.

Respiratory Health (16% of H1 2025 revenue)

Respiratory Health organic revenue was down (0.5)%. (reported: (14.5)%). The decline in reported revenue included a (11.0)% impact from net M&A as well as (3.0)% from foreign exchange movements. Within the category, Smokers' Health declined double digit, given more challenging market conditions which is expected to persist in the second half of the year. Excluding the impact of this, Respiratory Health organic growth would have been 1.9%.

Beyond this, performance was driven by mid-single digit growth in *Theraflu* and *Robitussin* from an improved cold and flu season in the US towards the end of the first quarter partly offset by a weaker season outside this market. *Flonase* declined mid-single digit given a weak allergy season. *Otrivin* grew mid-single digit supported by *Otrivin Nasal Mist.* During the second half, we expect to launch *Theraflu Nasal Mist* in the US expanding our coverage of nasal sprays.

Digestive Health (9% of H1 2025 revenue)

Digestive Health revenue declined (0.3)% (reported: (5.6)%). *Tums* and *Benefiber* delivered a good performance, up high-single digit and mid-single digit respectively, underpinned by innovations and activation including *Tums Gummy Bites* and *Grow what feels good* campaign *for Benefiber. ENO* declined mid-single digit driven by phasing which is expected to reverse in H2 2025.



Therapeutic Skin Health and Other (5% of H1 2025 revenue)

Therapeutic Skin Health and Other organic revenue grew 6.1% (reported: (13.2)%). The decline in reported revenue included a (14.4)% impact from divestments and (4.9)% from adverse FX. Organic revenue was driven by *Fenistil* and *Zovirax,* both up mid-single digit.

Regional review

Performance by geographical segment for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)					
	2025	**2024**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**	**Reported[1]**
North America	1,851	1,956	(0.4) %	0.2 %	(0.6) %	(3.0) %	(2.0) %	(5.4) %
EMEA and LatAm	2,309	2,417	5.2 %	4.7 %	0.5 %	(5.5) %	(4.2) %	(4.5) %
APAC	1,320	1,321	5.0 %	1.7 %	3.3 %	(3.3) %	(1.8) %	(0.1) %
Group	**5,480**	**5,694**	**3.2%**	**2.4%**	**0.8%**	**(4.1)%**	**(2.9)%**	**(3.8)%**

Adjusted operating profit by geographical segment for the six months ended 30 June:

	Adjusted operating profit (£m)		YoY organic change[1]	FX impact	Net M&A impact	YoY change
	2025	**2024**		**2025**		
Group operating profit	1,203	1,151	20.7%	(6.4)%	(9.8)%	4.5%
Reconciling items between adjusted operating profit and operating profit[2]	40	142				(71.8)%
Group adjusted operating profit[1]	1,243	1,293	9.9%	(5.9)%	(7.9)%	(3.9)%
North America	384	416	3.5%	(5.0)%	(6.2)%	(7.7)%
EMEA and LatAm	584	627	12.0%	(8.9)%	(10.0)%	(6.9)%
APAC	308	306	11.2%	(6.2)%	(4.3)%	0.7%
Corporate and other unallocated	(33)	(56)	6.1%	35.7%	(0.7)%	41.1%
Group Adjusted operating profit[1]	1,243	1,293	9.9%	(5.9)%	(7.9)%	(3.9)%

Adjusted operating profit margin by geographical segment for the six months ended 30 June:

	Adjusted operating profit margin (%)		YoY Organic change	FX impact	Net M&A impact	YoY change
	2025	**2024**		**2025**		
North America	20.7%	21.3%	80bps	(40)bps	(100)bps	(60)bps
EMEA and LatAm	25.3%	25.9%	160bps	(90)bps	(130)bps	(60)bps
APAC	23.3%	23.2%	130bps	(60)bps	(60)bps	10bps
Group[1]	22.7%	22.7%	140bps	(40)bps	(100)bps	-

1. Definitions and calculations of non-IFRS measures can be found on pages 31 to 38
2. Reconciling items for these purposes are the Adjusting Items, which are defined under "*Use of Non-IFRS Measures*". A reconciliation between operating profit and Adjusted operating profit is included under "*Use of Non-IFRS Measures*".


All commentary below refers to organic revenue growth and organic operating profit unless otherwise stated.

North America: (34% of H1 2025 revenue)

H1 2025 organic revenue growth was (0.4)% with +0.2% price and (0.6)% volume/mix. In Q2, organic revenue growth was (1.8)% with +1.2% price and (3.0)% volume/mix where Haleon consumption grew ahead of a slightly declining market by 70bps. During the half, organic revenue growth reflected the resilience of categories such as Oral Health as well as a good performance in *Advil*. However, this was more than offset by the impact of a weak US consumer and retail environment particularly in the more discretionary and seasonal categories. As a result, the region saw weakness in Respiratory Health arising from a double digit decline in Smokers' Health and weakness in allergy.

- During H1, low-single digit growth in Oral Health was driven by *Sensodyne* and *parodontax*
- VMS declined high-single digit with an improved performance from *Centrum* in Q2
- Pain Relief revenues were up low-single digit led by *Advil*
- Respiratory Health declined low-single digit which included a strong performance in *Theraflu* which lapped the prior year comparative from reducing inventory of phenylephrine containing products.
- Digestive Health declined low-single digit driven by weakness in *Nexium*

Adjusted operating profit grew 3.5% organically, driven by cost efficiencies which were partly offset by an increase in A&P. Adjusted operating profit margin was 20.7%, up 80bps on an organic basis.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm): (42% of H1 2025 revenue)

Organic revenue grew +5.2% with +4.7% price and +0.5% volume/mix. Pricing in Europe was up +3.6% and higher across Middle East & Africa, and Latin America, broadly in line with inflation.

Geographically, emerging markets including Middle East & Africa and Central and Eastern Europe all delivered strong high-single digit organic revenue growth which was primarily driven by price. Northern Europe, Germany and Latin America were up mid-single digit. Southern Europe was up low-single digit. Q2 organic revenue growth was +5.4% with +3.8% price and +1.6% volume/mix.

- Oral Health was supported by double-digit growth from *Sensodyne* and high-single digit growth *across parodontax* and *Polident/Poligrip*
- Growth in VMS was led by *Centrum* up mid-single digit
- Pain Relief increased mid-single digit driven by *Panadol*
- Performance in Respiratory Health was led by performance from *Otrivin Nasal Mist*
- Therapeutic Skin Health and Other grew high-single digit reflecting strength in *Fenistil* and *Zovirax*

Adjusted operating profit grew 12.0% organically, driven by cost efficiencies which were partly offset by an increase in A&P. Adjusted operating profit margin was 25.3%, up 160bps on an organic basis.

Asia-Pacific (APAC): (24% of H1 2025 revenue)

Organic revenue growth in APAC was +5.0% with +1.7% price and +3.3% volume/mix. Performance was particularly strong in India driven by successful in-market execution. South-East Asia and Taiwan, China, North Asia, and Australia and New Zealand all grew mid-single digit. Q2 organic revenue growth was +5.9% with +2.0% price and +3.9% volume/mix.


- Oral Health grew double digit driven by strong growth in *Sensodyne* in India and China and *parodontax* in China
- VMS delivered mid-single digit growth, with *Caltrate* up mid-single digit and *Centrum* up high-single digit, supported by a number of innovations including *Centrum Daily Kits*
- Respiratory Health declined mid-single digit, given a softer cold and flu season during the first quarter
- Pain Relief was up low-single digit underpinned by performance in *Panadol*
- Digestive Health declined mid-single digit driven by *ENO* in India due to low season
- Therapeutic Skin Health and Other was down high-single digit with *Bactroban* down mid-single digit

Adjusted operating profit increased 11.2% organically. The organic increase in adjusted operating profit was driven by positive operating leverage combined with operational efficiencies, which more than offset an increase in A&P. Adjusted operating profit margin was 23.3% and increased 130bps organically.

Run a responsible business

Running a responsible business is a strategic imperative for Haleon, and our responsible business strategy is committed to making everyday health more inclusive, reducing our environmental impact, and operating with ethical and responsible standards of business conduct. Haleon's ESG performance continues to be externally recognised in ESG indices (MSCI A rating, one of Sustainalytics top rated companies, ISS Prime status).

Progressing against existing environmental targets

Haleon continues to deliver progress against its environmental targets through actions at our own sites and across our value chain.

Access to safe water is essential for health and wellbeing at an individual, community and societal level. People need safe water to drink, cook, wash and brush their teeth while communities need safe water to grow crops and run their businesses. Haleon is committed to good water stewardship, recognising water is a finite, shared resource that needs to be managed carefully and set a goal for all manufacturing sites to be Alliance for Water Stewardship (AWS) Certified* by end 2025. By the end of H1 2025, all Haleon manufacturing sites had either achieved AWS certification or been recommended for certification.

In addition, we continue to make progress in decarbonising our manufacturing sites, with 10 sites now achieving carbon neutrality (aligned to either PAS 2060 or ISO 14068-1, with certification to follow), a key milestone towards our goal to reduce net scope 1&2 carbon emissions by 100% by 2030 vs. our 2020 baseline.

The AWS standard is an auditable framework for water stewardship which helps water users to understand their water use and impacts and take credible, verifiable action to address shared water challenges in a catchment area. It is the only international, audited standard for responsible water use that is IDEAL Code Compliant).

Opportunity to make a difference with health inclusivity
Haleon aims to empower 50 million people a year to be more included in opportunities for better everyday health by 2025 and achieved this target one year ahead of plan, with over 50 million empowered in the 2024 reporting period (1 December 2023 – 30 November 2024).



In the first half of 2025, we continued to scale Theraflu's 'Rest and Recover' programme, a multi-year initiative in the U.S. and Poland to champion the right for workers to take time off when they fall sick, engaging and empowering more than 10million people, the highest number reached since the programme launched 4 years ago.

Related Party Transactions

Related party transactions are disclosed in note 13 to the condensed set of financial statements. There have been no changes to the related parties of the Group for the six-months period ended 30 June 2025.

Risks and uncertainties

The principal risks facing the Group are as set out on pages 51-56 of our 2024 Annual Report and Form 20-F and are under the headings: growth model; people and organisation; trusted ingredients; supply chain resilience; environmental, social and governance; cyber security; geopolitical instability. In our view, the nature and potential impact of these principal risks is expected to remain unchanged for the remaining six months of the year. In addition to the principal risks, Haleon also faces other enterprise risks that we manage as part of our integrated risk management framework, such as employee health and safety, financial, regulatory governance, legal & compliance, product quality and product user safety.

Directors' responsibility statement

The Directors confirm that to the best of their knowledge:

a) the condensed consolidated interim financial statements on pages 17 to 38 has been prepared in accordance with UK-adopted IAS 34 Interim Financial Reporting; and

b) the interim management report on pages 1 to 14 includes a fair review of the information required by regulations 4.2.7 and 4.2.8 of the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

The Directors of Haleon plc are listed on pages 59 to 61 of Haleon's Annual Report and Form 20-F 2024. A list of current Directors is maintained on the Haleon plc website: https://www.haleon.com/who-we-are/leadership/

Approved by the Board and signed on its behalf by

Brian McNamara   Dawn Allen
Chief Executive Officer   Chief Financial Officer

31 July 2025


Independent review report to Haleon plc

Conclusion

We have been engaged by Haleon plc ("the Company") to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 which comprises condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"), and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity ("ISRE (UK) 2410") issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards. The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted for use in the UK and IAS 34 Interim Financial Reporting as issued by the IASB.


In preparing the condensed set of financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Jeremy Hall
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
31 July 2025


CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Notes	2025 £m	2024 £m
Revenue	2	5,480	5,694
Cost of sales		(1,956)	(2,146)
Gross profit		**3,524**	**3,548**
Selling, general and administration		(2,171)	(2,255)
Research and development		(153)	(144)
Other operating income/(expense)		3	2
Operating profit	2	**1,203**	**1,151**
Finance income		47	31
Finance expense		(176)	(193)
Net finance costs		**(129)**	**(162)**
Net monetary gain arising from hyperinflationary economies		1	7
Profit before tax		**1,075**	**996**
Income tax	5	(262)	(242)
Profit after tax for the period		**813**	**754**
Profit attributable to shareholders of the Group		806	726
Profit attributable to non-controlling interests		7	28
Basic earnings per share (pence)	7	8.9	7.9
Diluted earnings per share (pence)	7	8.9	7.9



CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	2025 £m	2024 £m
Profit after tax for the period	**813**	**754**
Other comprehensive (expenses)/income for the period		
Items that may be subsequently reclassified to the income statement:		
Exchange movements on overseas net assets	(301)	(75)
Exchange movements on overseas net assets of non-controlling interests	—	(2)
Fair value movements on cash flow hedges	28	(9)
Reclassification of cash flow hedges to the income statement	(15)	(11)
Related tax on items that may be subsequently reclassified to the income statement	(3)	4
Total	**(291)**	**(93)**
Items that will not be reclassified to the income statement:		
Remeasurement gains on defined benefit plan	22	7
Related tax on items that will not be reclassified to the income statement	(7)	(1)
Fair value movements on equity investments	(22)	—
Total	**(7)**	**6**
Other comprehensive (expenses)/income, net of tax for the period	**(298)**	**(87)**
Total comprehensive income, net of tax for the period	**515**	**667**
Total comprehensive income for the period attributable to:		
Shareholders of the Group	508	641
Non-controlling interests	7	26


CONDENSED CONSOLIDATED BALANCE SHEET
AS AT (unaudited)

	Notes	30 June 2025 £m	31 December 2024 £m
Non-current assets			
Property, plant and equipment		1,746	1,809
Right of use assets		123	112
Intangible assets		25,365	26,211
Other investments	8	60	82
Deferred tax assets		263	276
Post-employment benefit assets		54	36
Derivative financial instruments	8	18	—
Other non-current assets		55	71
Total non-current assets		**27,684**	**28,597**
Current assets			
Inventories		1,130	1,190
Trade and other receivables		2,144	2,055
Cash and cash equivalents		676	2,250
Derivative financial instruments	8	131	130
Current tax receivables		63	93
Total current assets		**4,144**	**5,718**
Total assets		**31,828**	**34,315**
Current liabilities			
Short-term borrowings	9	(813)	(1,487)
Trade and other payables		(3,562)	(3,705)
Other financial liability		—	(177)
Derivative financial instruments	8	(53)	(90)
Current tax payable		(231)	(235)
Short-term provisions		(105)	(118)
Total current liabilities		**(4,764)**	**(5,812)**
Non-current liabilities			
Long-term borrowings	9	(7,666)	(8,640)
Deferred tax liabilities		(3,204)	(3,353)
Post-employment benefit obligations		(125)	(131)
Derivative financial instruments	8	(13)	(70)
Long-term provisions		(33)	(57)
Other non-current liabilities		(25)	(28)
Total non-current liabilities		**(11,066)**	**(12,279)**
Total liabilities		**(15,830)**	**(18,091)**
Net assets		**15,998**	**16,224**
Equity			
Share capital	10	90	91
Other reserves		(11,416)	(11,197)
Retained earnings		27,267	27,272
Shareholders' equity		**15,941**	**16,166**
Non-controlling interests		57	58
Total equity		**15,998**	**16,224**

The condensed consolidated interim financial statements were approved by the Board of Directors and signed on its behalf by the Chief Financial Officer on 31 July 2025:

Dawn Allen, Chief Financial Officer

31 July 2025



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Notes	Share capital £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2025		**91**	**(11,197)**	**27,272**	**16,166**	**58**	**16,224**
Profit after tax		—	—	806	806	7	813
Other comprehensive (expenses)/income		—	(313)	15	(298)	—	(298)
Total comprehensive (expenses)/income		**—**	**(313)**	**821**	**508**	**7**	**515**
Distributions to non-controlling interests		—	—	—	—	(8)	(8)
Dividends to equity shareholders	6	—	—	(415)	(415)	—	(415)
Share-based incentive plans		—	—	42	42	—	42
Tax on share-based incentive plans		—	—	1	1	—	1
Shares transferred to employees		—	93	(92)	1	—	1
Repurchase of ordinary shares and capital reduction		(1)	1	(372)	(372)	—	(372)
Purchase of non-controlling interests	12	—	—	10	10	—	10
At 30 June 2025		**90**	**(11,416)**	**27,267**	**15,941**	**57**	**15,998**
At 1 January 2024		**92**	**(10,960)**	**27,474**	**16,606**	**123**	**16,729**
Implementation of IAS 29 – Hyperinflation		—	—	9	9	—	9
At 1 January 2024 Restated		**92**	**(10,960)**	**27,483**	**16,615**	**123**	**16,738**
Profit after tax		—	—	726	726	28	754
Other comprehensive (expenses)/income		—	(91)	6	(85)	(2)	(87)
Total comprehensive (expenses)/income		**—**	**(91)**	**732**	**641**	**26**	**667**
Distributions to non-controlling interests		—	—	—	—	(42)	(42)
Dividends to equity shareholders	6	—	—	(388)	(388)	—	(388)
Share-based incentive plans		—	—	49	49	—	49
Shares transferred to employees		—	33	(33)	—	—	—
Repurchase of ordinary shares and capital reduction		(1)	1	(317)	(317)	—	(317)
At 30 June 2024		**91**	**(11,017)**	**27,526**	**16,600**	**107**	**16,707**


CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	Notes	2025 £m	2024 £m
Cash flows from operating activities			
Profit after tax		**813**	**754**
Taxation charge	5	262	242
Net finance costs		129	162
Depreciation of property, plant and equipment and right of use assets		115	106
Amortisation of intangible assets		61	47
Impairment and assets written off, net of reversals		1	44
(Gain)/loss on sale of intangible assets, property, plant and equipment and businesses		—	(9)
Share-based incentive plan expense		42	49
Other non-cash movements		(3)	(11)
(Decrease)/increase in pension and other provisions		(32)	15
Changes in working capital:			
Decrease/(increase) in inventories		15	(73)
Increase in trade receivables		(148)	(336)
Increase in trade payables		107	248
Net change in other receivables and payables		(112)	(83)
Taxation paid		(223)	(313)
Net cash inflow from operating activities		**1,027**	**842**
Cash flows from investing activities			
Purchase of property, plant and equipment		(96)	(86)
Purchase of intangible assets		(33)	(26)
Proceeds from sale of intangible assets		—	331
Proceeds from sale of businesses		14	—
Interest received		39	26
Other investments		—	(10)
Net cash (outflow)/inflow from investing activities		**(76)**	**235**
Cash flows from financing activities			
Share capital purchased for cancellation		(372)	(317)
Purchase of non-controlling interests		(174)	—
Payment of lease liabilities		(29)	(30)
Interest paid		(195)	(214)
Dividends paid to shareholders	6	(415)	(388)
Distributions to non-controlling interests		(8)	(42)
Repayment of borrowings	9	(1,352)	(553)
Proceeds from borrowings	9	40	—
Other financing cash flows		(12)	(32)
Net cash outflow from financing activities		**(2,517)**	**(1,576)**
Decrease in cash and cash equivalents and bank overdrafts		**(1,566)**	**(499)**
Cash and cash equivalents and bank overdrafts at the beginning of the period		2,207	994
Exchange adjustments		(15)	(3)
Decrease in cash and cash equivalents and bank overdrafts		(1,566)	(499)
Cash and cash equivalents and bank overdrafts at the end of the period		**626**	**492**
Cash and cash equivalents and bank overdrafts at the end of the period comprise:			
Cash and cash equivalents		676	531
Overdrafts		(50)	(39)
Cash and cash equivalents and bank overdrafts at the end of the period		**626**	**492**


NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2025 (unaudited)

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Haleon plc (the Company) and its subsidiary undertakings (collectively, the Group) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories – Oral Health, Vitamins, Minerals, and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health, and Therapeutic Skin Health and Other.

The condensed consolidated interim financial statements (interim financial statements) of the Group for the six months ended 30 June 2025 have been prepared in accordance with the IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards as adopted by the United Kingdom (UK IFRS). The condensed consolidated interim financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the publication of the Group's consolidated financial statements and related notes as at and for the year ended 31 December 2024.

All accounting policies for recognition, measurement, consolidation, and presentation are as outlined in the published Group's consolidated financial statements and these accounting policies are applied consistently in preparation of the condensed consolidated interim financial statements. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, and are presented in Pounds Sterling, the presentation currency of the Group.

These interim financial statements have been approved and authorised for issue by the Group's Chief Financial Officer on 31 July 2025.

Exchange rates

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period, as modified by specific transaction rates for large transactions, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Period-end rates are used to translate the net assets of those entities. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Average rates		Period-end rates	
	Six months ended 30 June 2025	Six months ended 30 June 2024	As at 30 June 2025	As at 30 June 2024
US$/£	1.30	1.27	1.37	1.27
Euro/£	1.19	1.17	1.17	1.18
CNY/£	9.42	9.12	9.82	9.19

In addition, the Group is exposed to currency fluctuations across a broad-based global footprint of emerging markets which, when combined, represent a significant part of the Group's revenue.

Accounting for Argentina and Turkey as hyperinflationary economies

The Argentinian and Turkish economies are designated as hyperinflationary for accounting purposes. The Group has monitored the impact of inflation on its subsidiaries in these countries and does not believe that


inflation had a material impact on the Group over the past years. As a result, application of IAS 29 'Financial Reporting in Hyperinflationary Economies' has been applied to Haleon entities whose functional currency is the Argentinian Peso or Turkish Lira effective 1 January 2024.

The application of IAS 29 includes:
- Adjusting historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date.
- Adjusting the income statement for inflation during the reporting period.
- Translating the income statement at the period end foreign exchange rate instead of an average rate.
- Adjusting the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects of applying IAS 29 on the Group's condensed consolidated interim financial statements are:
- Revenue and operating profit, both for the period decreased by £3m;
- A net monetary gain arising from hyperinflationary economies of £1m was recorded in the income statement reflecting the impact on non-monetary assets and liabilities of hyperinflation from 1 January 2025 to 30 June 2025.

Going concern

The Directors have reviewed the Group's cash flow forecasts, financial position and exposure to principal risks and have formed the view that the Group will generate sufficient cash to meet its ongoing requirements for at least 12 months from the date the condensed consolidated interim financial statements have been authorised. At 30 June 2025, the Group had cash and cash equivalents, net of bank overdrafts, of £626m and undrawn credit facilities of $1.3bn and £900m with initial maturity dates of September 2025 and September 2027, respectively. In addition, the Group has commercial paper programmes (with maximum aggregate amounts of €2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time. As a result, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group's condensed consolidated interim financial statements.

Judgements and estimates

In preparing the condensed consolidated interim financial statements, management is required to make judgements about when or how items should be recognised in the condensed consolidated interim financial statements and estimates and assumptions that affect the amounts of assets and liabilities, income and expenses reported in the condensed consolidated interim financial statements. Actual amounts and results could differ from these estimates.

The critical areas of accounting estimates and judgements are the same as those disclosed in the published Group consolidated financial statements and related notes as at and for the year ended 31 December 2024.

Recent accounting developments

New standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2025 were not material to the Group. All new accounting standards, amendments to accounting standards and interpretations that have been published by the IASB and are not effective for 30 June 2025 reporting period, have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods. IFRS 18 'Presentation and Disclosure in Financial Statements' will replace IAS 1 ' Presentation of


Financial Statements' and applies for annual and interim reporting periods beginning on or after 1 January 2027. As described in the Annual Report and Form 20-F 2024, the Group is in the process of assessing the impact of the new standard.

2 REVENUE AND SEGMENT INFORMATION

The Group is organised into business units based on geographical areas and has three reportable segments:

— North America
— Europe, Middle East, Africa and Latin America (EMEA and LatAm)
— Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

The Group's Commercial Operations Board, which consists of the Group's CEO, CFO and other members of senior leadership, is the Chief Operating Decision Maker (CODM) who monitors the operating results of the Group's reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of adjusted operating profit to assess the performance of the reportable segments. Adjusted operating profit is defined as operating profit less net intangible amortisation and impairment of brands, licences, and patents, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others. The CODM does not review IFRS operating profit or total assets and liabilities on a segment basis.

The composition of these geographical segments is reviewed on an annual basis. Analysis of revenue and adjusted operating profit by geographical segment is included below:

	Six months ended 30 June	
	2025	2024
Revenue by segment	**£m**	**£m**
North America	1,851	1,956
EMEA and LatAm	2,309	2,417
APAC	1,320	1,321
Group revenue	**5,480**	**5,694**

	Six months ended 30 June	
	2025	2024
Adjusted operating profit by segment	**£m**	**£m**
Group operating profit	1,203	1,151
Reconciling items between Group operating profit and Group adjusted operating profit[1]	40	142
Total	**1,243**	**1,293**

	Six months ended 30 June	
	2025	2024
	£m	**£m**
North America	384	416
EMEA and LatAm	584	627
APAC	308	306
Corporate and other unallocated	(33)	(56)
Total	**1,243**	**1,293**

1. The reconciling items above include:
    a) Net amortisation and impairment of intangible assets of £26m (2024: (£4m)).
    b) Restructuring costs of £26m (2024: £132m).


The primary products sold by each of the reportable segments consist of Oral Health, Vitamins, Minerals, and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health, and Therapeutic Skin Health and Other and the product portfolio is consistent across the reportable segments.

Compared to previous reporting, the new structure:
• Splits out Digestive Health and Other into Digestive Health, and Therapeutic Skin Health and Other.
• Smokers' Health which had previously been reported as part of Digestive Health and Other is now included in Respiratory Health.
• There are no changes to other categories.

Analysis of revenue by product category is included below:

	Six months ended 30 June	
	2025	2024 [1]
Revenue by product category	£m	£m
Oral Health	1,728	1,683
Vitamins, Minerals and Supplements	833	857
Pain Relief	1,286	1,303
Respiratory Health	893	1,044
Digestive Health	491	520
Therapeutic Skin Health and Other	249	287
Group revenue	**5,480**	**5,694**

[1] Following the change in product category structure announced on 1 May 2025, 2024 figures have been restated.

3 IMPAIRMENT REVIEW

In 2024, the Group recorded a non-cash impairment charge of £135m for Nexium since the carrying value of the brand was higher than the recoverable amount. During the six months ended 30 June 2025, the Group reclassified Nexium, previously considered to have an indefinite useful life, to an amortised brand with a finite useful life. Amortisation will be recognised using the straight-line method. This change in classification is driven by the challenging market conditions both for the brand and category. Nexium was assessed for impairment prior to reclassification, and no further impairment loss was recognised.

In accordance with IAS 34 Interim Financial Reporting, the Group has undertaken a review for indications of impairment and concluded that no impairment assessment trigger events have occurred in the six months ended 30 June 2025.

Management do not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs of disposal of the individually significant brands to fall below their carrying values.

4 RESTRUCTURING COSTS

Restructuring costs include severance and other personnel costs, professional fees, impairments of assets and other related items. The Group's restructuring costs for the six months ended 30 June 2025 totalled £26m (2024: £132m). Restructuring costs are reported within cost of sales (2025: £11m, 2024: £86m), selling, general and administration (2025: £14m, 2024: £45m) and research and development (2025: £1m, 2024: £1m).


5 TAX

For the six months ended 30 June 2025, the income tax expense has been determined based on management's best estimate of the effective tax rate applicable for the full year. This is then applied to the pre-tax profit of the interim period, with the tax due on adjusting items considered on an item-by-item basis.

	Six months ended 30 June					
	2025			**2024**		
	Pre-tax profit	**Tax**	**Tax rate**	**Pre-tax profit**	**Tax**	**Tax rate**
	£m	**£m**	**%**	**£m**	**£m**	**%**
IFRS	1,075	(262)	24.4%	996	(242)	24.3%
Adjusting items	39	(10)		135	(35)	
Adjusted	**1,114**	**(272)**	**24.4%**	**1,131**	**(277)**	**24.5%**

6 DIVIDENDS

	Six months ended 30 June	
	2025	**2024**
	£m	**£m**
Final dividend for the year ended 31 December of 4.6 pence per ordinary share (2024: 4.2 pence)	415	388

An interim dividend of 2.2 pence per share has been declared by the Board and is expected to be paid on 18 September 2025 to the holders of ordinary shares and US American Depositary Shares (ADS).

7 EARNINGS PER SHARE

	Six months ended 30 June	
	2025	**2024**
Profit after tax attributable to equity shareholders (£m)	806	726
Weighted average number of shares (million)	9,046	9,173
Weighted average number of treasury shares and shares held by EBTs (million)	(16)	4
Basic weighted average number of shares (million)	9,030	9,177
Effect of dilutive potential shares (million)	34	27
Dilutive weighted average number of shares (million)	9,064	9,204
Basic earnings per share (pence)	**8.9**	**7.9**
Diluted earnings per share (pence)	**8.9**	**7.9**

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.

8 FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial instruments held at fair value shown according to the fair value hierarchy is provided below. Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (level 1). Where such prices are not available, the asset or liability is classified as level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as level 3.


As at 30 June 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through other comprehensive income:				
Unlisted equity investments	—	—	60	60
Financial assets at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	17	—	17
Cash and cash equivalents (money market funds)	—	—	—	—
Derivatives designated and effective as hedging instruments:				
- fair value hedge	—	5	—	5
- cash flow hedge	—	33	—	33
- net investment hedge	—	94	—	94
Total financial assets	**—**	**149**	**60**	**209**

As at 30 June 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial liabilities at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(10)	—	(10)
Derivatives designated and effective as hedging instruments:				
- fair value hedge	—	(25)	—	(25)
- cash flow hedge	—	(11)	—	(11)
- net investment hedge	—	(20)	—	(20)
Total financial liabilities	**—**	**(66)**	**—**	**(66)**

As at 31 December 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value through other comprehensive income:				
Unlisted equity investments	—	—	82	82
Financial assets at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	17	—	17
Cash and cash equivalents (money market funds)	554	—	—	554
Derivatives designated and effective as hedging instruments:				
- cash flow hedge	—	13	—	13
- net investment hedge	—	100	—	100
Total financial assets	**554**	**130**	**82**	**766**

As at 31 December 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial liabilities at fair value through profit or loss:				
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(40)	—	(40)
Derivatives designated and effective as hedging instruments:				
- fair value hedge	—	(81)	—	(81)
- cash flow hedge	—	(17)	—	(17)
- net investment hedge	—	(22)	—	(22)
Total financial liabilities	**—**	**(160)**	**—**	**(160)**

The methods and assumptions used to estimate the fair values of significant financial instruments on the balance sheet are consistent with those applied for the year ended 31 December 2024.


The equity investment that is valued at level 3 is a passive investment in a private entity acquired as part of the consideration received for the divestment of ChapStick. In the absence of specific and active market data, the investment is held at fair value based on a multiple of the latest available rolling twelve month earnings before interest, depreciation and amortisation (EBITDA) and adjusted for net debt, which approximates to fair value.

There are no material differences between the carrying value of the Group's financial assets and liabilities and their estimated fair values, with the exceptions of bonds, for which the carrying values and fair values are set out in the table below:

	As at 30 June 2025		As at 31 December 2024	
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Bonds	7,964	7,539	9,646	9,114

9 BORROWINGS

Composition of borrowings

	As at 30 June 2025			As at 31 December 2024		
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Loan and overdrafts	(50)	(308)	(358)	(43)	(290)	(333)
Lease liabilities	(45)	(87)	(132)	(50)	(73)	(123)
Non-voting preference shares	—	(25)	(25)	—	(25)	(25)
Bonds	(718)	(7,246)	(7,964)	(1,394)	(8,252)	(9,646)
Total	**(813)**	**(7,666)**	**(8,479)**	**(1,487)**	**(8,640)**	**(10,127)**

Short-term borrowings

As at 30 June 2025, the Group had within short-term borrowings, Pre-Separation EUR Medium Term Note of €850m (£718m) (31 December 2024: USD Notes of $1,750m (£1,394m)). The average effective pre-swap and post-swap interest rate of all short-term notes in issue as at 30 June 2025 was 1.3% and 3.8% (31 December 2024: 3.1% and 4.6%). The Group repaid the $1,750m Fixed Rate Senior Note on its maturity on 24 March 2025.

The Group has commercial paper programmes (with maximum aggregate amounts of €2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time. As at 30 June 2025 and 31 December 2024 the Group did not have any commercial paper in issue.

As at 30 June 2025 and 31 December 2024, the Group did not have any short-term bank loans.

Long-term borrowings

As at 30 June 2025, the Group had within long-term borrowings, Notes of £7,246m (31 December 2024: £8,252m), of which £3,487m (31 December 2024: £4,267m) fell due in more than five years. The average effective pre-swap and post-swap interest rate of all long-term notes in issue as at 30 June 2025 was 3.2% and 3.1% (31 December 2024: 3.1% and 3.2%).

On 27 June 2025, the Group secured a long-term bank loan of CNY373m (£40m) maturing on 26 June 2030. The weighted average interest rate on the long-term bank loans of CNY3,052m (£308m) (31 December 2024: CNY2,679m (£290m)) as at 30 June 2025 was 2.9% (31 December 2024: 3.0%).


On 17 July 2022, as part of the demerger activities, the Company issued 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc., with a coupon rate of 9.5% per annum. The non-voting preference shares (NVPS) command a mandatory quarterly coupon and can only be redeemed after a period of five years. The Group has, therefore, classified the non-voting preference shares as a financial liability. Pfizer Inc. has subsequently disposed of the NVPS to an external third party.

Committed credit facilities

The Group has committed credit facilities of £900m and $1,300m with initial maturity dates of September 2027 and September 2025 respectively. As at 30 June 2025 and 31 December 2024, no amounts were drawn under these facilities.

Movement in assets and liabilities arising from financing activities

£m	At 1 January 2025	Cash flows	Foreign exchange	Fair value adjustments, interest and reclassification	At 30 June 2025
Reconciliation of movement in liabilities to cash flow statement					
Long-term borrowings	(8,567)	(40)	360	668	(7,579)
Short-term borrowings	(1,394)	1,352	22	(698)	(718)
Lease liabilities	(123)	29	4	(42)	(132)
Derivative financial instruments	(30)	12	2	99	83
Total financial liabilities arising from financing activities	(10,114)	1,353	388	27	(8,346)
Cash and cash equivalents net of bank overdrafts	2,207	(1,566)	(15)	—	626
Total	**(7,907)**	**(213)**	**373**	**27**	**(7,720)**

£m	At 1 January 2024	Cash flows	Foreign exchange	Fair value adjustments, interest and reclassification	At 30 June 2024
Reconciliation of movement in liabilities to cash flow statement					
Long-term borrowings	(8,711)	—	63	1,317	(7,331)
Short-term borrowings	(558)	553	(61)	(1,300)	(1,366)
Lease liabilities	(137)	30	2	(17)	(122)
Derivative financial instruments	(102)	(34)	—	48	(88)
Total financial liabilities arising from financing activities	(9,508)	549	4	48	(8,907)
Cash and cash equivalents net of bank overdrafts	994	(499)	(3)	—	492
Total	**(8,514)**	**50**	**1**	**48**	**(8,415)**

10 SHARE CAPITAL

As at 30 June 2025, the Group had share capital of £90m pertaining to 8,988,533,553 of ordinary shares at £0.01 each (31 December 2024: £91m pertaining to 9,083,725,919 of ordinary shares at £0.01 each and 30 June 2024: £91m pertaining to 9,132,301,104 of ordinary shares at £0.01 each).

The decrease in the number of shares outstanding was due to a number of transactions during the year. On 27 February 2025, Haleon plc announced a capital allocation of £500 million for share buybacks during 2025. On 21 March 2025, the Group cancelled 44,155,844 ordinary shares repurchased from Pfizer pursuant to an off-market share buyback for £170m. On 28 March 2025, the Group announced the commencement of an on-market share buyback programme for up to £330m; during this programme, the Company repurchased 51,036,522 ordinary shares.

All ordinary shares are issued and fully paid. All ordinary shares rank equally with regard to the Company's residual assets. Holders of these shares are entitled to dividends declared from time to time and are


entitled to one vote per share at general meetings of the Company. All rights attached to the Company's shares held by the Group are suspended until those shares are reissued.

11 CONTINGENT LIABILITIES

The Group has been involved in legal proceedings and there have been no significant changes in respect of these legal proceedings for the period ended 30 June 2025. Further information on legal proceedings impacting the Group are detailed in the published consolidated financial statements for the year ended 31 December 2024.

12 ACQUISITIONS AND DISPOSALS

Acquisitions

In China, the Group's OTC business (which represents c.40% of Haleon's total China business) is conducted through a subsidiary. The subsidiary Tianjin TSKF Pharmaceutical Co., Ltd. (TSKF) was a joint venture between Haleon, the Tianjin Pharmaceutical Group (TPG) and Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited (DRTG).

On 27 June 2025, Haleon completed the purchase of the remaining 12% equity interest in TSKF from the partner, DRTG for a total consideration of RMB 1,623 million (£0.2 billion). Prior to this transaction, the Group already had control over TSKF and therefore it was consolidated but post this transaction, TSKF is a wholly-owned subsidiary of the Group.

Disposals

During the period ended 30 June 2025, there were no new disposals by the Group and no changes to those described in the Annual Report and Form 20-F 2024 that have or could have materially affected the financial position or performance of the Group.

13 RELATED PARTY TRANSACTIONS

There were no new related party transactions that have or could have materially affected the financial position or performance of the Group in the six months to 30 June 2025. Any amounts owed by GSK companies as described in the Annual Report and Form 20-F 2024, have been settled during the six month period to 30 June 2025.

14 POST BALANCE SHEET EVENTS

There are no material events subsequent to the balance sheet date of 30 June 2025, which require disclosure.



Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this document are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and disposals, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 193 to 201 in Haleon's Annual Report and Form 20-F 2024. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.


Adjusted results

Adjusted results comprise adjusted gross profit, adjusted gross profit margin, adjusted selling, general and administration (SG&A), adjusted research and development (R&D), adjusted other operating income/(expense), adjusted operating profit, adjusted operating profit margin, adjusted income tax, adjusted effective tax rate, adjusted profit attributable to shareholders, adjusted diluted earnings per share and adjusted EBITDA. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the adjusting items).

Management believes that adjusted results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

Adjusting items

Adjusted results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and admission costs

Costs incurred in relation to and in connection with Separation, UK Admission and registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the US Securities Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product


recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. In addition, these gains and losses include net monetary gains or losses arising from hyperinflationary economics as this affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out reconciliation between IFRS and adjusted results for the six months ended 30 June 2025 and 30 June 2024.

£m	Gross profit 2025	2024	Operating profit 2025	2024	Income tax 2025	2024
IFRS results	3,524	3,548	1,203	1,151	(262)	(242)
Net amortisation and impairment of intangible assets)[1]	26	(4)	26	(4)	(6)	2
Restructuring costs	11	86	26	132	(6)	(32)
Transaction-related costs	—	—	—	4	—	—
Separation and admission costs	—	—	—	19	—	(4)
Disposals and others	—	—	(12)	(9)	2	(1)
Adjusted results	**3,561**	**3,630**	**1,243**	**1,293**	**(272)**	**(277)**

1. **Net amortisation and impairment of intangible assets**: includes £14m amortisation relation to Nexium brand after reclassification from indefinite life brand to definite life brand.

£m	Selling, general and administration 2025	2024	Research and development 2025	2024	Other operating income/ (expenses) 2025	2024
IFRS results	(2,171)	(2,255)	(153)	(144)	3	2
Net amortisation and impairment of intangible assets	—	—	—	—	—	—
Restructuring costs	14	45	1	1	—	—
Transaction-related costs	—	—	—	—	—	4
Separation and admission costs	—	19	—	—	—	—
Disposals and others	(9)	(3)	—	—	(3)	(6)
Adjusted results	**(2,166)**	**(2,194)**	**(152)**	**(143)**	**—**	**—**

£m	Profit attributable to shareholders 2025	2024	Diluted earnings per share (pence) 2025	2024
IFRS results	806	726	8.9	7.9
Net amortisation and impairment of intangible assets	20	(2)	0.2	—
Restructuring costs	20	100	0.2	1.1
Transaction-related costs	—	4	—	—
Separation and admission costs	—	15	—	0.2
Disposals and others[1]	(11)	(17)	(0.1)	(0.2)
Adjusted results	**835**	**826**	**9.2**	**9.0**

1. Includes monetary gain arising from hyperinflationary economies.


Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Six months to 30 June	
	2025	**2024**
Average rates:		
US$/£	1.30	1.27
Euro/£	1.19	1.17
CNY/£	9.42	9.12

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, and the impact of foreign currency exchange movements including changes in currency and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a period-on-period comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

— Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

— Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.

— Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

— Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.

— Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an organic adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.


To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

– **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

– **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth to organic revenue growth for the periods presented:

	Geographical Segments			
Six months ended 30 June 2025 vs 2024 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(5.4)**	**(4.5)**	**(0.1)**	**(3.8)**
Organic adjustments	2.0	4.2	1.8	2.9
Effect of exchange rates	3.0	5.5	3.3	4.1
Organic revenue growth[1]	**(0.4)**	**5.2**	**5.0**	**3.2**
Price	0.2	4.7	1.7	2.4
Volume/Mix	(0.6)	0.5	3.3	0.8

[1] Excludes c.0.4% of price growth due to hyperinflation for the Group.

	Geographical Segments			
Six months ended 30 June 2024 vs 2023 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(4.4)**	**4.0**	**(3.5)**	**(0.8)**
Organic adjustments	0.6	1.3	0.8	0.9
Effect of exchange rates	2.5	2.6	6.2	3.4
Organic revenue growth[1]	**(1.3)**	**7.9**	**3.5**	**3.5**
Price	3.2	6.4	2.2	4.3
Volume/Mix	(4.5)	1.5	1.3	(0.8)

[1] Excludes c.2% of price growth due to hyperinflation for the Group.

	Product Categories						
Six months ended 30 June 2025 vs 2024 (%)[2]	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**2.7**	**(2.8)**	**(1.3)**	**(14.5)**	**(5.6)**	**(13.2)**	**(3.8)**
Organic adjustments	—	—	—	11.0	0.5	14.4	2.9
Effect of exchange rates	4.9	3.7	3.8	3.0	4.8	4.9	4.1
Organic revenue growth[1]	**7.6**	**0.9**	**2.5**	**(0.5)**	**(0.3)**	**6.1**	**3.2**

[1] Excludes c.0.4% of price growth due to hyperinflation for the Group.

[2] Following the change in product category structure announced on 1 May 2025, 2024 figures have been restated.


Six months ended 30 June 2024 vs 2023 (%)[2]	Product Categories						
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health	Therapeutic Skin Health and Other	Total
Revenue growth	**5.9**	**5.0**	**(7.3)**	**(4.5)**	**1.0**	**(10.3)**	**(0.8)**
Organic adjustments	—	—	—	—	0.2	16.9	0.9
Effect of exchange rates	4.0	4.2	2.9	3.5	2.5	2.5	3.4
Organic revenue growth [1]	**9.9**	**9.2**	**(4.4)**	**(1.0)**	**3.7**	**9.1**	**3.5**

[1] Includes c.2% of price growth due to hyperinflation for the Group.

[2] Following the change in product category structure announced on 1 May 2025, 2024 vs 2023 figures have been restated.

The following tables reconcile reported operating profit growth to organic operating profit growth for the periods presented:

Six months ended 30 June 2025 vs 2024 (%)	Geographical Segments				
	North America	EMEA and LatAm	APAC	Corporate and other unallocated	Total
Operating profit growth	—	—	—	—	**4.5**
Adjusting items	—	—	—	—	(8.4)
Adjusted operating profit growth	**(7.7)**	**(6.9)**	**0.7**	**41.1**	**(3.9)**
Effect of exchange rates	5.0	8.9	6.2	(35.7)	5.9
Adjusted operating profit growth (CER)	**(2.7)**	**2.0**	**6.9**	**5.4**	**2.0**
Organic adjustments	6.2	10.0	4.3	0.7	7.9
Organic operating profit growth	**3.5**	**12.0**	**11.2**	**6.1**	**9.9**

Six months ended 30 June 2024 vs 2023 (%)	Geographical Segments				
	North America	EMEA and LatAm	APAC	Corporate and other unallocated	Total
Operating profit growth	—	—	—	—	**0.9**
Adjusting items	—	—	—	—	(9.2)
Adjusted operating profit growth	**(11.7)**	**15.7**	**(3.8)**	**6.6**	**1.7**
Effect of exchange rates	2.6	4.6	10.4	23.3	6.6
Adjusted operating profit growth (CER)	**(9.1)**	**20.3**	**6.6**	**29.9**	**8.3**
Organic adjustments	1.5	3.8	2.4	(1.3)	2.7
Organic operating profit growth	**(7.6)**	**24.1**	**9.0**	**28.6**	**11.0**

The following table reconciles reported gross profit growth to organic gross profit growth for the periods presented:

	Six months ended 30 June	
	2025 vs 2024	2024 vs 2023
Gross profit growth	**(0.7)%**	**(0.1)%**
Adjusting items	(1.2)%	1.6%
Adjusted gross profit growth	**(1.9)%**	**1.5%**
Effect of exchange rates	4.7%	3.9%
Adjusted gross profit growth (CER)	**2.8%**	**5.4%**
Organic adjustments	2.9%	0.9%
Organic gross profit growth	**5.7%**	**6.3%**

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, net monetary gain arising from hyperinflationary economies, adjusting items (as defined), depreciation of property, plant and equipment and right of use assets, amortisation of computer software, impairment of property, plant and equipment, right of use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for,


working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that adjusted EBITDA provides useful information to understand and evaluate the Group's operating results. The reconciliation between profit after tax for the period and adjusted EBITDA for the period ended 30 June 2025 and 30 June 2024 is provided below:

	Six months ended 30 June	
£m	**2025**	**2024**
Profit after tax	813	**754**
Add Back: Income tax	262	242
Less: Finance income	(47)	(31)
Less: Net monetary gain from hyperinflationary economies	(1)	(7)
Add Back: Finance expense	176	193
Operating profit	**1,203**	**1,151**
Net amortisation and impairment of intangible assets	26	(4)
Restructuring costs	26	132
Transaction-related costs	—	4
Separation and admission costs	—	19
Disposals and others	(12)	(9)
Adjusted operating profit	**1,243**	**1,293**
Add Back: Depreciation of property, plant and equipment	82	82
Add Back: Depreciation of rights of use assets	24	24
Add Back: Amortisation of computer software	35	35
Add Back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	1	8
Adjusted EBITDA	**1,385**	**1,442**

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and net interest paid.

We believe free cash flow is meaningful to investors because it is the measures of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).


The reconciliation of net cash inflow from operating activities to free cash flow for the period ended 30 June 2025 and 30 June 2024 is provided below:

£m	Six months ended 30 June 2025	2024
Net cash inflow from operating activities	**1,027**	**842**
Purchase of property, plant and equipment	(96)	(86)
Purchase of intangible assets	(33)	(26)
Proceeds from sale of intangible assets	—	331
Distributions to non-controlling interests	(8)	(42)
Interest paid	(195)	(214)
Interest received	39	26
Free cash flow	**734**	**831**

Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group's debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt to the different balance sheet items as at 30 June 2025 and 31 December 2024 is provided below:

£m	As at 30 June 2025	As at 31 December 2024
Short-term borrowings	(813)	(1,487)
Long-term borrowings	(7,666)	(8,640)
Derivative financial liabilities	(66)	(160)
Cash and cash equivalents	676	2,250
Derivative financial assets	149	130
Net debt	**(7,720)**	**(7,907)**